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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~69650~~

8-69560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2019 (MM/DD/YY) AND ENDING 3/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENTURE. CO BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

171 BATTERY ST. FLOOR 1
(No. and Street)

BURLINGTON (City) VT (State) 05401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AARON POLLAK – 802.238.6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

9645 LINCOLNWAY LN. STE 214A (Address) FRANKFORT (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Venture.co Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Venture.co Brokerage Services, LLC (the "Company") as of March 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Venture.co Brokerage Services, LLC as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Venture.co Brokerage Services, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 30, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files corporate Form 1120 for federal and state purposes. As a result, no federal or Vermont income taxes are provided as they are the responsibility of the parent company.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal and state jurisdictions. The years 2016 through 2019 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

The Company provided services to one major customer constituting approximately 64.2% of total revenues.

This customer represented 67.1% of the Company's accounts receivable at March 31, 2020.

Note 1 - Organization

Venture.co Brokerage Services, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in October 2014 under the laws of the State of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of two offices, one in Burlington, VT and one in New York, NY.

The Company is wholly owned by Venture.co Holdings, Inc. (the "Parent"), a holding company located in Burlington, VT.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Recognition of Revenue - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues from retainer fees are recognized on receipt of payment in consideration of the Company's services performed, or to be performed, over the course of a given period; generally 30 days. Retainer fees are not net against client expenses or held as deposit to be net against future services rendered.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company records all revenues raised by independent contractor representatives.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At March 31, 2020, the Company had net capital of $18,141, which exceeded its requirement by $12,483. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2020, this ratio was 4.68:1. The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 – Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable are stated at the contractual amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered past due. Once an invoice exceeds 180 days overdue, the Company conducts an analysis to assess the collectability of the amount.

The Company allocates customer payments of accounts receivable to the specific invoices identified on the customer's remittance advice or, if unspecified, applies the payment to the oldest unpaid invoices.

The Company reduces the carrying amount of accounts receivable by an allowance for doubtful accounts that reflects its best estimate of the amounts that will not be collected. The Company individually reviews each customer balance where all or a portion of the balance exceeds 180 days from the invoice date. Based on the assessment of the customer's current creditworthiness, the Company estimates the portion, if any, of the balance that will not be collected. The Company will write off receivables as a charge to the allowance for doubtful accounts when, in their estimation, it is probable that the receivable is worthless.

The Company determined that receivables totaling $240,917 were doubtful for collection and therefore created a reserve for this amount at March 31, 2020.

Note 6 – Related Party Transactions

The Company has an expense sharing agreement with the Parent in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent is responsible for rent, electric, internet, insurance, travel, legal and payroll. Per the terms of the agreement, the Parent paid $362,464 of shared expenses on behalf of the Company for the year ended March 31, 2020.

Note 7 – Restatement of Starting Member's Equity

During the course of the fiscal year the Company made a prior period adjustment to accrued client expenses for $5,493 which subsequently reduced earnings for the period therein. This resulted in a negative adjustment to the balance of Member's Equity at March 31, 2019; subsequently changing the value from $50,884 to $45,391. This change is reflected as a restatement in the starting equity balance on the Company's Statement of Equity.

Note 8 – COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company has experienced no material negative financial effects resulting from the pandemic and its mitigation. The Company expects to operate fully for the duration of this health crisis with minimal adverse impact to the finances of the firm.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Venture.co Brokerage Services, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Venture.co Brokerage Services, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Venture.co Brokerage Services, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Venture.co Brokerage Services, LLC stated that Venture.co Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2020 without exception. Venture.co Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venture.co Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 30, 2020

VENTURE.co
Venture.co Brokerage Services, LLC
171 Battery Street, Floor 1
Burlington, VT 05401

Exemption Report
June 30, 2020

Venture.co Brokerage Services, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period April 1, 2019 through March 31, 2020, without exception.

I, Aaron Pollak, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Aaron Pollak
Chief Executive Officer

OATH OR AFFIRMATION

I, Aaron Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture.co Brokerage Services LLC, as of March 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nicholas D. Viens
Commission No. ★157.0011952★
Notary Public State of Vermont
Exp. 1/31/2021

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Venture.co Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Venture.co Brokerage Services, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Venture.co Brokerage Services, LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Venture.co Brokerage Services, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 30, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

VENTURE.CO BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2020

ASSETS

		2020
ASSETS		
Cash and Cash Equivalents	$	20,004
Accounts Receivable, Net		93,091
TOTAL ASSETS	$	113,095

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,863
Accrued Commissions		82,999
TOTAL LIABILITIES		84,862
MEMBER'S EQUITY		28,233
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	113,095

The accompanying notes are an integral part of these financial statements.